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10025566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 16 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tobin Solitario Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 South College Street, Suite 1610
(No. and Street)

Charlotte (City) NC (State) 28244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justine Tobin 704-334-2772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Boulevard, Suite 516 (Address) Charlotte, (City) NC (State) 28211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justine E. Tobin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobin Solitario Securities LLC, as of January 29, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC, County of Mecklenburg
Signed before me on this 29th day
of January, 2010 by Justine E. Tobin
Notary Public

Sinath K. Zorn
Notary Public

Signature

Managing Partner
Title

SINATH K. ZORN NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

My Commission expires on 10/23/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 5

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Tobin Solitario Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Tobin Solitario Securities LLC, (the "Company") , a wholly-owned subsidiary of Tobin Solitario Investment Banking Group LLC, as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tobin Solitario Securities LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
January 26, 2010

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

TOBIN SOLITARIO SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(CONFIDENTIAL TREATMENT REQUESTED)

ASSETS		
CASH	$	10,297
TOTAL CURRENT ASSETS		10,297
SECURITIES OWNED, AT FAIR VALUE		20,000
TOTAL ASSETS	$	30,297
LIABILITIES AND MEMBER'S EQUITY		
ACCOUNTS PAYABLE	$	126
MEMBER'S EQUITY		30,171
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	30,297

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations – Tobin Solitario Securities LLC (the "Company,") a wholly-owned subsidiary of Tobin Solitario Investment Banking Group LLC (the "Parent,") is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in capital-raise related activities composed primarily of private placement transactions structured as the sale of corporate stock or other securities. The Company also represents clients in merger and acquisition related activities composed of sell-side and buy-side transactions structured as the sale or purchase of corporate stock or other securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities underwriting. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates.

Cash - The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. However, the Company maintained no cash deposits that exceeded federally insured limits as of December 31, 2009.

Fees Receivable - The Company may extend credit to its clients under its service agreements. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Receivables are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense.

Securities Owned - Securities owned may include both marketable securities as well as securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater,) or conditions applicable to the securities or to the Company.

Marketable securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management using pricing models or other relevant information. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value. Any gains or losses resulting from changes in market value are reflected in revenue as unrealized gain/loss on securities owned.

Income Taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the

Company is considered income of the member and no income tax provision is recorded by the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has assessed the impact of FASB ASC 740 and has determined that no material liability is required to be recorded.

Subsequent Events – The Company evaluated the effect subsequent events would have on the financial statements through January 26, 2010, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital, as defined, of $10,131, which was $5,131 in excess of its required net capital of $5,000.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value.

Securities Owned

The Company carries an investment in common stock of a private company not readily marketable. The investment was obtained by the Company in lieu of cash consideration for a portion of retainer fees due. The Company has valued the securities based on the valuation established by the private company in which the investment is held and its investors in the recent investment made by said investors.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
Securities owned	$ --	$ --	$ 20,000	20,000
Total assets	$ --	$ -	$ 20,000	$ 20,000

TOBIN SOLITARIO SECURITIES LLC
(a subsidiary of Tobin Solitario Investment Banking Group LLC)

Statement of Financial Condition
as of December 31, 2009 and
Independent Auditors' Report